BATTLE FOWLER LLP
                        A LIMITED LIABILITY PARTNERSHIP
                              75 East 55th Street
                            New York, New York 10022
                                 (212) 856-7000


                                 (212) 856-6902



                                 (212) 856-7815




                                October 18, 1996


U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

                  Re:  QUILTS Equity Strategic Ten, Series 3
                       QUILTS Equity Strategic Five, Series 3
                       CIK No. 0001014744
                       Form Type: S-6EL24
                       Request for Withdrawal of Registration Statement on Form S-6; File No. 333-13629

Ladies and Gentlemen:

                  Pursuant to Rule 477(a) under the Securities Act of 1933, we hereby request withdrawal of the Registration Statement on Form S-6 (File No. 333-13629), which was filed via EDGAR (accession no. 0000903112-96-000825), on
October 7, 1996 and accepted on October 7, 1996. Withdrawal is being requested due to the fact that the Trust being registered by the Registration Statement on Form S-6 is QUILTS Equity Strategic Ten, Series 3 and Equity Strategic Five, Series 3, however the CIK and CCC codes used for the above referenced filing were codes assigned to QUILTS Equity Strategic Ten, Series 2 and Equity Strategic Five, Series 2.

                  We intend to re-file, via Edgar, the Form S-6 for QUILTS Equity Strategic Ten, Series 3 and Equity Strategic Five, Series 3 today.

                                      Sincerely yours,


                                      Kelly McConvery
                                      Legal Assistant

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